AIMCO PROPERTIES, L.P.
                    c/o River Oaks Partnership Services, Inc.
                                111 Commerce Road
                              Carlstadt, N.J. 07072
                                 (888) 349-2005


                                  April 1, 1999

Re: Offer (the "Offer") to purchase for cash up to 607.5 units of limited partnership interest ("Units") in Jacques Miller Income Fund L.P.-II (the "Partnership").

Dear Limited Partner:

     We are pleased to announce  that we are offering to purchase for cash up to
607.5 of the  Units  of the  Partnership,  which  represents  4.9% of the  total outstanding Units. The Offer Price and the other terms and conditions of the Offer are set forth and more fully described in the Offer to Purchase, dated April 1, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal"), both of which are enclosed. Please read these documents carefully as they more fully set forth the advantages and disadvantages of tendering your Units.

     Please note that our offer is $76.00 per unit, more than twice that of a competing offer which was recently mailed to you. Our offer presents a current opportunity for you to sell your Units for cash if you require or desire liquidity. The Offer is not conditioned upon a minimum amount of Units being tendered; however, we will only accept for payment up to 607.5 Units. If more than 607.5 Units are validly tendered and not withdrawn, we will purchase Units on a pro rata basis as more fully described in the Offer to Purchase.

     You will not be required to pay any commissions or transfer fees (except as provided in Instruction 8 to the Letter of Transmittal) in connection with Units tendered pursuant to the Offer.

     You should note that we control the general partner of the Partnership. Accordingly, the general partner makes no recommendation to you as to whether you should tender or refrain from tendering your Units in the Offer.

     If you wish to sell your Units for cash pursuant to the Offer, please complete the enclosed Letter of Transmittal and return it to River Oaks Partnership Services, Inc., the Depositary for the Offer, at one of its addresses set forth on the back cover of the Offer to Purchase. The Offer will expire at 5:00 p.m., New York City time, on April 30, 1999, unless extended. If you have any questions about the Offer or if you need help in completing the Letter of Transmittal and Proxy, please call the Information Agent, River Oaks Partnership Services, Inc., toll free at (888) 349-2005. We thank you for your prompt attention to this matter.

                                                     AIMCO PROPERTIES, L.P.